Exhibit 99.1

Investor Presentation Second Quarter 2026 August 2026ea030039501ex99-1

This presentation contains “forward - looking statements” within the meaning of the “safe harbour ” provisions of the Private Securities Litigation Reform Act of 1995 . The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward - looking statements as predictions of future events . Words such as “ability,” “aim,” “focus”, “impact,” “seek,” “strategy,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “commitment,” “able,” “success” and similar expressions are intended to identify such forward - looking statements . Forward - looking statements contained in this presentation may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding other market conditions, and our growth prospects . These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Most of these factors are outside of the control of IGI and are difficult to predict . Factors that may cause such differences include, but are not limited to : (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates ; (2) competition, the ability of IGI to grow and manage growth profitably, and IGI’s ability to retain its key employees ; (3) changes in applicable laws or regulations ; (4) risks related to fluctuations in global currencies including the UK Pound Sterling, the Euro, and the U . S . Dollar ; (5) the outcome of any legal proceedings that may be instituted against the Company ; (6) the effects of the hostilities between Russia and Ukraine, and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others ; (7) the effects of military conflicts in the Middle East, including disruptions in the Strait of Hormuz and the Persian Gulf and the potential disruption of Red Sea international shipping routes ; (8) the impact of the tariffs that have been imposed or may be imposed by the U . S . administration ; (9) the potential impact of artificial intelligence technologies on the insurance industry and the ability of IGI to effectively deploy AI technologies ; (10) the inability to maintain the listing of the Company’s common shares on Nasdaq ; and (11) other risks and uncertainties indicated in IGI’s filings with the SEC . The foregoing list of factors is not exclusive . In addition, forward - looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI . There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward - looking statements . You should not place undue reliance upon any forward - looking statements, which speak only as of the date made . IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that it is required by law . 2 FORWARD - LOOKING STATEMENTS

IGI is a Bermuda - domiciled international specialist insurance and reinsurance group with a demonstrated track record of maximizing shareholder value IGI AT A GLANCE ~25 $667 million Total Assets $2.2 billion (2) A A Stable Outlook Financial Strength Ratings lines of business Global Presence, Local Knowledge gross written premium (1) 9 489 offices worldwide employees (2) NASDAQ: IGIC Diversified Portfolio 20+ years of success Stable Outlook 10 - Year Average Core ROE (3) 14.5% 10 - Year Average Combined Ratio (3) 87.1% (1) Full year 2025 (2) At June 30, 2026 (3) 2016 - 2025 3

4 STRATEGY TO GENERATE SHAREHOLDER VALUE ACROSS MARKET CYCLES Balance Sheet Strength & Stability Consistent Execution of Underwriting Strategy Dynamic Capital Management □ Individual risk underwriting strategy facilitates tighter risk control □ Deep technical capabilities, specialized experience with local expertise in regional markets □ Dynamic cycle and portfolio management focused on strongest margins and rate momentum □ Prudent use of reinsurance to mitigate volatility and manage catastrophe exposure □ Zero financial leverage □ Prudent reserving philosophy □ Conservative investment strategy – high quality, diversified fixed income portfolio; duration and currency management □ Capital held to meet most stringent regulatory / rating agency requirements □ Robust and continual assessment of capital position □ Maintain optimal level of capital for “underwriting first” strategy □ Return excess capital to shareholders in share repurchases and dividends Commitment to long - term total value creation through growth in tangible book value per share plus dividends

STRATEGIC ADVANTAGES, ATTRIBUTES THAT GENERATE SUSTAINABLE VALUE 5 ▪ Disciplined underwriting ▪ Agility in portfolio management ▪ Stability in leadership ▪ Flat structure, open communication → efficient decision - making ▪ Compensation structure rewards risk - adjusted profitability ▪ Significant insider ownership → shareholder alignment * ▪ Long - term perspective ▪ Clear vision ▪ Entrepreneurial spirit overlayed with conservative view of risk and volatility ▪ Multi - layered diversification ▪ Preserve capital, mitigate volatility ▪ Commercial lines business only – no personal lines High Performance Culture Founder/ Manager Mindset Commitment to Sustainable Value Creation Specialist Knowledge & Experience ▪ Deep technical expertise by line ▪ Early visibility on market changes ▪ 20+ year history of consistent high - quality shareholder returns ▪ Underwriting ‘profit centers’ irrespective of geography of risk; single P&L across IGI Group ▪ Physical presence in multiple regions → cultural compatibility * Jabsheh family ownership: 37.6% at June 30, 2026

20+ YEARS OF STEADY GROWTH AND SUCCESS

2001
IGI established by insurance industry veteran Wasef Jabsheh in Amman, Jordan, alongside Waleed Jabsheh; **$25 million capital base**

$25mm capital raise

2002
Commenced operations from Jordan underwriting energy, property and engineering business

2005
Assigned BBB rating by S&P

Commenced underwriting Reinsurance business

2006
Established Labuan Branch

2007
Established Bermuda subsidiary

Commenced underwriting Financial Lines business

Purchased majority shareholding of SR Bishop

$75mm capital raise

2008
Assigned A- rating by A.M. Best and BBB+ rating by S&P

Established IGI Dubai

2009
Commenced underwriting General Aviation business and Professional Indemnity business

Acquired SR Bishop and renamed to North Star

2010
Established IGI UK - FSA[1] regulated UK subsidiary

2012-2013
Commenced underwriting Ports & Terminals, and Political Violence business

IGI Dubai commences operations as an agency

2015
S&P raises IGI's financial strength rating to A- (Stable)

2016-2018
Commenced underwriting General Casualty (non-US), Directors' & Officers', Legal Expenses, Renewable Energy

2019
AM Best upgrades IGI's financial strength ratings to A (Excellent)

$41mm capital raise

2020
Redomiciled to Bermuda and commenced underwriting U.S. E&S business

Nasdaq Listed
Ticker: "IGIC"

Commenced underwriting Marine Trades and Marine Cargo business

2021
Commenced underwriting Contingency business

Established IGI Europe in Malta to access European markets

2022
IGI celebrates 20 years in business

Announced new dividend policy of $0.01 per common share per quarter; share repurchase authorization of 5 million common shares

2023
CEO succession: Waleed Jabsheh named CEO; Wasef Jabsheh named Executive Chairman

Completed acquisition of Norway MGA Energy Insurance Oslo (EIO)

Completed redemption and delisting of IGI Warrants

2024
Increased quarterly common share dividend to $0.025; increased share repurchase authorization to 7.5 million common shares

Paid special common share dividend of $0.50 per share

2025
S&P raises IGI's financial strength rating to A (Stable)

Celebrated 5 years of trading on Nasdaq 3/18/2025

Paid special common share dividend of $0.85; increased common share quarterly dividend to $0.05; established new 5 million common share repurchase authorization

2026
Paid special common share dividend of $1.15; increased ordinary dividend to $0.075 per share

Secured license to operate in India's GIFT City, expanding IGI's global footprint

$669 million capital base[2]

$1.2 bn market cap[3]

(1) FCA previously known as FSA
(2) At 6/30/2026
(3) As of 8/3/2026

6

$0 $100 $200 $300 $400 $500 $600 $700 $800 2020 2021 2022 2023 2024 2025 6/30/2026 LTM Reinsurance Long-Tail Short-Tail DIVERSIFICATION REDUCES VOLATILITY IN EARNINGS 7 IGI writes a well - diversified portfolio of global specialty risks producing a consistent and stable source of earnings across market cycles Gross Premiums Written by Line of Business (1) Gross Premiums Written by Financial Reporting Segment Gross Premiums Written by Geography (1) (1) 1H 2026 (2) LTM: Last 12 months 60% 25% 15% 59% 29% 12% 58% 33% 9% 55% 54% 53% 40% 42% 43% $ Millions Gross Premiums Written by open Market / Facility (1) 60% 14% 26% (2) 19% 61% 20% Facility Open Market Treaty United Kingdom 18% Asia 11% Middle East 7% Europe 14% North America 18% Caribbean 5% Central America 5% Africa 5% Worldwide 13% Australasia 3% South America 2% Professional Lines 17% Financial Institutions 1% Marine Liability 4% Energy 17% Property 15% Construction & Engineering 8% Ports & Terminals 4% General Aviation 2% Political Violence 2% Marine Cargo 3% Contingency 6% Marine Trades 1% Treaty Reinsurance 20%

Q2 / 1H 2026 FINANCIAL RESULTS HIGHLIGHTS 8 NET INCOME Q2 COMBINED RATIO Q2 95.1% 18.8 pts of CAT losses, primarily related to the war plus 1.4 pts of unfavourable prior years reserve development $20.9 million - 38.7% vs Q2 2025 driven by higher net losses primarily related to war in the Middle East ANNUALIZED ROAE BOOK VALUE PER SHARE CAPITAL RETURNED TO SHAREHOLDERS 12.6% - 8.2 pts vs Q2 2025, due to lower net income driven by higher losses Q2 UNDERWRITING INCOME $29.5 million - 15.7% vs Q2 2025, primarily due to higher net losses and loss adjustment expenses Q2 $8.3 million $3.2m in dividends, and $5.1m in share repurchases 1H $42.5 million - 30.8% vs 1H 2025 driven by higher net losses primarily related to war in the Middle East 1H 1H 92.2% 19 pts of CAT losses, primarily related to the war, partially offset by 13 pts of favourable prior years reserve development Q2 1H 1H $72.9 million $54.7m in dividends, and $18.2m in share repurchases 12.3% - 6.3 pts vs 1H 2025, due to lower net income driven by higher losses $67.2 million 6.7% increase vs 1H 2025, driven by higher net premiums earned, offset by higher net losses, primarily related to the war in the Middle East $16.04 +2.8% from 3/31/2026, - 5.1% from 12/31/2025 Includes capital returned to shareholders of $8.3m in Q2 2026, and $72.9m for the first 6 months of 2026

87.9% 86.9% 84.3% 87.1% 105.0% 88.7% 94.1% 89.3% 86.4% 78.5% 76.7% 79.9% 85.9% 92.2% 0% 20% 40% 60% 80% 100% 120% $0 $100 $200 $300 $400 $500 $600 $700 $800 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 6/30/2026 LTM Reinsurance Long-Tail Short-Tail CONSISTENT EXECUTION OF UNDERWRITING STRATEGY AND CYCLE MANAGEME NT 9 • Combined ratio at 6/30/2026 (1) Represents difference in average combined ratios for the period 2016 – 2025 between IGIC and peers. Peers include: MKL, ACGL, WRB, EG, RNR, HSX, AXS, RLI, BEZ, KNSL, LRE, HG, Lloyd’s of London (2) LTM: Last 12 months Strong Cycle Management $ Millions Demonstrated track record of profitable growth and diversification supported by underwriting discipline and strong cycle management. Specialist underwriting strategy results in a ~4 pt combined ratio advantage (1) relative to industry IGI Combined Ratio Strong Cycle Management (2) *

$39.6 $40.5 $61.5 $161.3 $99.0 $66.5 $99.2 $112.3 $125.0 $116.0 $144.0 $127.0 $47.0 86% 84% 87% 105% 89% 94% 89% 86% 78% 77% 80% 87% 92% 0% 20% 40% 60% 80% 100% 120% 140% 160% $0 $20 $40 $60 $80 $100 $120 $140 $160 $180 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24 '25 1H '26 SPECIALIST INDIVIDUAL RISK STRATEGY PROTECTS CAPITAL AND OPTIMIZES PROFITABILITY 10 Data source : Swiss Re Institute, PCS, Insurance Information Institute, A.M. Best, AON Global Cat Recap, IGI. Weather Earthquakes / Tsunamis Man - made IGI Combined Ratio Industry Cat Losses $ Billions 2022 Hurricane Ian 2024 Hurricanes Debby, Milton, flooding in Europe, UAE 2025 California wildfires, Hurricane Melissa Underwriting discipline backed by in - depth risk assessment and prudent use of reinsurance has resulted in a demonstrated track record of profitable growth and consistently superior returns in heavy catastrophe loss years 2017 Hurricanes Harvey, Irma, Maria

WELL - POSITIONED FOR FUTURE TOTAL VALUE CREATION OPPORTUNITIES 11 GLOBAL PRESENCE □ Growth in U.S. business written from London/Bermuda - no U.S. liability business □ Continued penetration in regional markets: the Middle East, Asia Pacific and North Africa regions - enhanced by additional resources on the ground providing cultural compatibility □ New opportunity with GIFT City, India license: specialty (re)insurance lines CAPITALIZE ON MARKET OPPORTUNITIES CONTINUED FOCUS ON GROWTH AND DIVERSIFICATION PRUDENT CAPITAL MANAGEMENT □ Efficient use of capital, prioritizing profitable growth in underwriting first, then returning capital to shareholders through dividends and share repurchases □ Share repurchases of $18.2m through 6/30/2026; utilized 22% of new 5m authorization □ Paid $54.7m in common share dividends in 1H, including extraordinary cash dividend of $1.15 per common share □ Continued growth in regional markets, build out of teams/diversified expertise □ Buildout of treaty reinsurance business from London and Bermuda platforms □ Presence at Lloyd’s facilitates access to new opportunities, market intel □ Single “hub” approach promotes efficiency in decision - making across markets □ Continuous evaluation of opportunities to grow/diversify within risk appetite □ Growth in certain short - tail and long - tail lines, strong performance in reinsurance; opportunities in certain lines and markets □ Continued focus on expanding product lines, particularly in regional markets □ Demonstrated ability to shift underwriting focus with market opportunities

BALANCE SHEET MANAGEMENT: CONSERVATIVE INVESTMENT STRATEGY 12 Investment portfolio managed conservatively to ensure on - going ability to pay claims and improve returns while avoiding undue risk Total Investment Portfolio of $1.29 Billion At 6/30/2026 Average Credit Quality: A Duration: 3.5 Years Asset Allocation Total Investment Portfolio Credit Quality Bond Portfolio Geographic Diversification Bond Portfolio North America 42% UK 11% Europe 19% Australasia 13% Middle East 13% Worldwide 2% AAA 2% AA 25% A 63% BBB 10% Non - Investment Grade / Unrated >1% Cash & Cash Equivalents 12% Term Deposits 6% Fixed Income Securities 78% Equity Securities 4% Real Estate >1%

45% 53% 2020 1H 2026 BALANCE SHEET MANAGEMENT: PRUDENT RESERVING PHILOSOPHY 13 History of Favourable Reserve Development Net IBNR as % of Total Net Reserves Conservative approach to reserving and releasing reserves; reserves released gradually over time. Specialty long - tail portfolio provides diversification to short - tail exposures. Cautious view of long - tail exposures; avoid U.S. liability business altogether; average tail is ~6 - 8 years Decrease in level of favourable development 2018 - 2021 reflects the build up of reserves in long - tail lines following significant growth of long - tail portfolio starting in 2017 $27 $23 $9 $6 $6 $16 $42 $39 $37 $36 $31 17% 16% 5% 3% 2% 5% 11% 9% 8% 8% 13% 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 6M 2026 Favourable Development / NPE

CONSISTENT HIGH - QUALITY RETURNS WITH LOWER VOLATILITY 14 IFC AIZ PGR KNSL FFH ALL AFG AMSF CB PLMR HIG WRB UVE TRV BOW RLI BRK/B MKL ACGL IGIC ORI SIGI THG HCI RNR EG DFY SAFT CNA MCY KMPR LRE HG HMN FIHL AXS EIG CINF AIG SPNT JRVR DGICA GBLI PRA UFCS WTM GLRE 10 - Year Total Value Creation Return on Tangible Equity and Sharpe Ratio 2016 - 2025 Lower Volatility, Higher Returns Higher Volatility, Higher Returns Higher Volatility, Lower Returns Lower Volatility, Lower Returns Source: Dowling Research. Note: The chart represents 10 - year average ROTE and Sharpe ratio. Sharpe ratio is estimated as the difference between 10 Year average ROTE and 10 Year Mean U.S. Treasury, divided by the Company’s ROTE Standard Deviation.

TRACK RECORD OF MAXIMIZING TOTAL VALUE CREATION GRAPH 15 $10.43 $10.72 $11.36 $12.17 $10.20 $11.06 $12.01 $15.45 $18.49 $21.86 $0 $5 $10 $15 $20 $25 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 10.3% 0.1% 9.8% 7.0% 10.3% 14.3% 23.7% 28.1% 24.2% 16.8% 0% 5% 10% 15% 20% 25% 30% 35% 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 10 Year Average Core Operating ROE 2016 – 2025 : 14.5% 10 Year CAGR* 2016 – 2025: 8.1% Core Operating Return on Average Shareholders’ Equity Public listing on Nasdaq (1) * CAGR = Compound Annual Growth Rate (1) IGI completed a business combination with Tiberius Acquisition Corp. and began trading on Nasdaq on March 18, 2020. As a res ult of the Business Combination, $41 million of capital was raised; in addition, IGI’s total shares outstanding were reduced causing a dilutive impact of approximately 33%. Tangible Book Value Per Share plus Dividends

COMMITMENT TO SOCIAL RESPONSIBILITY AND GOVERNANCE 16 IGI Values are Embedded Throughout the Company Our purpose: “To provide peace of mind in times of uncertainty.” This is core to our values, our business, and our corporate character. We have a long track record of supporting our people and our communities . Mature governance structure: □ Majority independent Board, well - defined committees and charters □ Robust corporate policies – subject to regular review □ ESG Committee meets quarterly, reports to Executive Committee and Board Sustainability: □ ESG Committee progressing sustainability and climate risk initiatives Long standing commitment to Diversity & Inclusion: □ Diversified workforce: culture, gender, religion, race, age, etc. □ Annual support of Lloyds of London ‘Dive In Festival’ supporting D&I in insurance; designated country lead for future ‘Dive In’ events in Jordan History of community and social support: □ Significant investment in support of arts, education, and health initiatives □ Culture of participation and giving back to the communities where our people live and work

APPENDIX 17

SELECTED FINANCIAL DATA

	IFRS				U.S. GAAP					U.S. GAAP (Unaudited)		U.S. GAAP (Unaudited)	
	Year Ended December 31,				Year Ended December 31,					Six months ended June 30,		Quarter ended June 30,	
($ in mm)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2025	2026	2025
Operating Results:													
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$537.2	$582.0	$688.7	$700.1	$666.7	$398.9	$394.3	$201.7	$187.8
Underwriting Income	$23.6	$56.1	$52.0	$77.4	$104.0	$148.6	$183.1	$187.5	$161.1	$67.2	$63.0	$29.5	$35.0
Core Operating Income	$0.3	$29.5	$21.6	$35.6	$53.0	$93.9	$133.8	$144.8	$114.9	$43.1	$42.2	$18.7	$22.8
Core Operating Return on Equity [1]	**0.1%**	**9.8%**	**7.0%**	**10.3%**	**14.3%**	**23.7%**	**28.1%**	**24.2%**	**16.8%**	**12.5%**	**12.8%**	**11.3%**	**13.9%**
Key Metrics:													
Loss Ratio	59.2%	46.5%	54.8%	53.5%	51.4%	41.9%	42.3%	44.7%	47.6%	53.8%	54.3%	57.9%	53.2%
Net policy acquisition expense ratio	24.7%	22.9%	21.1%	19.2%	17.7%	18.7%	16.8%	16.5%	16.9%	17.7%	18.0%	18.5%	16.3%
G&A expense ratio	21.1%	19.3%	18.2%	16.6%	17.3%	17.9%	17.6%	18.7%	21.4%	20.7%	20.1%	18.7%	21.0%
Combined Ratio	105.0%	88.7%	94.1%	89.3%	86.4%	78.5%	76.7%	79.9%	85.9%	92.2%	92.4%	95.1%	90.5%
Financial Position:													
Investments and Cash Portfolio	$489.6	$505.0	$604.7	$775.3	$886.6	$958.8	$1,132.7	$1,292.7	$1,320.7	$1,288.9	$1,265.2	$1,288.9	$1,265.2
Debt	--	--	--	--	--	--	--	--	--	--	--	--	--
Shareholders' Equity	$301.4	$301.2	$312.1	$381.0	$381.1	$411.0	$540.5	$654.8	$710.2	$669.0	$662.2	$669.0	$662.2
Book Value per Share	--	--	--	$8.39	$8.38	$9.07	$12.40	$14.85	$16.91	$16.04	$15.36	$16.04	$15.36
Select Ratios:													
Retention Ratio (NPW / GPW)	*58.4%*	*67.4%*	*72.2%*	*72.4%*	*70.6%*	*67.5%*	*72.2%*	*69.9%*	*68.6%*	*76.1%*	*70.6%*	*71.7%*	*64.2%*
Premium Leverage (NPE / Shareholders' Equity) [2]	*48.7%*	*60.8%*	*71.6%*	*90.8%*	*94.0%*	*98.8%*	*108.8%*	*89.4%*	*69.3%*	*66.5%*	*69.6%*	*70.4%*	*70.2%*
Debt-to-Total Capitalization Ratio	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*

(1) Represents annualized core operating income for the period divided by average shareholders' equity; Average shareholders' equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.
(2) Represents annualized net premium earned for the quarter divided by prior year end shareholders' equity.

18

SUMMARY INCOME STATEMENT

	IFRS Year Ended December 31,				U.S. GAAP Year Ended December 31,					U.S. GAAP Six Months ended June 30,		U.S. GAAP Quarter ended June 30,	
($ in mm)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2025	2026	2025
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$537.2	$582.0	688.7	$700.1	$666.7	$398.9	$394.3	$201.7	$187.8
Ceded Written Premium	(114.3)	(98.2)	(97.1)	(128.9)	(157.9)	(189.2)	(191.5)	(210.6)	(209.1)	(95.4)	(116.0)	(57.1)	(67.1)
Net Written Premiums	**$160.8**	**$203.4**	**$252.2**	**$338.4**	**$379.3**	**$392.8**	**$497.2**	**$489.5**	**$457.6**	**$303.5**	**$278.3**	**$144.6**	**$120.7**
Net Change in Unearned Premiums	(14.0)	(20.1)	(36.6)	(54.9)	(42.7)	(16.4)	(50.0)	(6.4)	(3.8)	(67.3)	(50.5)	(19.6)	(5.7)
Net Premiums Earned	**$146.7**	**$183.3**	**$215.5**	**$283.5**	**$336.6**	**$376.4**	**$447.2**	**$483.1**	**$453.8**	**$236.2**	**$227.8**	**$125.0**	**$115.0**
Net Loss and Loss Adjustment Expenses	(86.9)	(85.3)	(118.1)	(151.7)	(173.0)	(157.6)	(189.1)	(216.1)	(215.8)	(127.1)	(123.8)	(72.4)	(61.2)
Net Policy Acquisition Expenses	(36.2)	(42.0)	(45.4)	(54.4)	(59.6)	(70.2)	(75.0)	(79.5)	(76.9)	(41.9)	(41.0)	(23.1)	(18.8)
Underwriting Income	**$23.6**	**$56.1**	**$52.0**	**$77.4**	**$104.0**	**$148.6**	**$183.1**	**$187.5**	**$161.1**	**$67.2**	**$63.0**	**$29.5**	**$35.0**
Net Investment Income	13.6	9.4	13.0	8.5	11.0	14.4	50.2	53.9	60.4	31.0	32.6	17.5	17.1
General & Administrative Expenses	(30.9)	(35.4)	(39.3)	(46.9)	(58.2)	(67.2)	(78.9)	(90.4)	(97.0)	(49.0)	(45.8)	(23.4)	(24.2)
Listing Associated Extraordinary Expenses	-	-	(4.8)	(3.4)	-	-	-	-	-	-	-	-	-
Other Expenses, net	(1.8)	(1.2)	(1.4)	(4.4)	(2.2)	(1.6)	(3.7)	(4.1)	(4.6)	(2.4)	(1.9)	(1.3)	(0.9)
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	(4.4)	0.7	4.6	(27.3)	(4.9)	-	-	-	-	-
Change in allowance for credit losses on receivables	-	-	-	-	(3.3)	(3.2)	(2.5)	(1.5)	(0.8)	(0.5)	(1.8)	(0.3)	(2.4)
Gain / (Loss) on Foreign Exchange	2.6	(3.4)	5.7	2.5	(3.4)	(3.5)	5.1	(8.1)	8.1	(3.4)	17.3	(1.0)	10.1
Income Before Tax	**$7.0**	**$25.6**	**$25.3**	**$29.3**	**$48.6**	**$92.1**	**$126.0**	**$132.4**	**$127.2**	**$42.9**	**$63.4**	**$21.0**	**$34.7**
Tax Credit / (Expense)	0.0	(0.1)	(1.7)	(2.1)	(1.8)	(2.9)	(7.8)	2.8	-	(0.4)	(2.0)	(0.1)	(0.6)
Net Income	**$7.0**	**$25.5**	**$23.6**	**$27.2**	**$46.8**	**$89.2**	**$118.2**	**$135.2**	**$127.2**	**$42.5**	**$61.4**	**$20.9**	**$34.1**

19

RECONCILIATION OF CORE OPERATING INCOME

	IFRS			
	Year Ended December 31,			
($ in mm)	2017	2018	2019	2020
Net Income for the period	**$7.0**	**$25.5**	**$23.6**	**$27.2**
Net Realized Losses / (Gains) on Investments (tax adjusted)	(3.1)	(1.3)	(1.0)	(0.9)
Net Impairment Losses Recognized in Earnings	0.1	0.0	(0.0)	-
Unrealized Loss (Gain) on Revaluation on Financial Assets[1]	-	0.9	(1.6)	-
Change in Allowance for Credit Losses on Investments	-	-	-	0.3
Unrealized Losses / (Gains) on Investments (tax adjusted)[1]	(0.1)	-	-	-
Fair Value Losses / (Gains) on investment properties	-	-	0.3	2.0
Fair value (Gain) / Loss on investment properties held through associates	(1.0)	0.9	0.4	1.5
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	4.4
Net Foreign Exchange (Gain) / Loss (Tax Adjusted)[1]	(2.6)	3.4	(4.9)	(2.3)
Listing Associated Extraordinary Expenses[2]	-	-	4.8	3.4
Core Operating Income	$0.3	$29.5	$21.6	$35.6

	Year Ended December 31,					Six months Ended June 30,		Quarter Ended June 30,	
	2021	2022	2023	2024	2025	2026	2025	2026	2025
Net Income For the Period	**$46.8**	**$89.2**	**$118.2**	**$135.2**	**$127.2**	**$42.5**	**$61.4**	**$20.9**	**$34.1**
Net realized (gain) loss on investments (tax adjusted) [1]	(0.3)	0.7	(6.7)	(0.6)	(2.1)	(0.3)	(1.3)	(0.5)	(0.3)
Net unrealized (gain) loss on investments (tax adjusted) [1]	3.8	5.4	(2.6)	(1.4)	(2.9)	(1.9)	(3.1)	(2.6)	(2.3)
Change in allowance for credit losses on investments (tax adjusted)[1]	0.1	0.4	(0.4)	-	(0.2)	(0.1)	(0.2)	-	(0.3)
Change in fair value of derivative financial liabilities	(0.7)	(4.6)	27.3	4.9	-	-	-	-	-
Expenses related to conversion of warrants in cash [3]	--	--	1.9	-	-	-	-	-	-
Net foreign exchange loss (gain) (tax adjusted) [1]	3.3	2.8	(3.9)	6.7	(7.1)	2.9	(14.6)	0.9	(8.4)
Core Operating Income	**$53.0**	**$93.9**	**$133.8**	**$144.8**	**$114.9**	**$43.1**	**$42.2**	**$18.7**	**$22.8**

(1) Represents a non-GAAP financial measure as the line item balances reported in the "Summary Income Statement" have been adjusted for the related tax impact.
(2) Related to the business combination with Tiberius Acquisition Corp. in March 2020.
(3) This expense is included in the 'Other expenses' line item in the consolidated income statements.

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CONTACT US INVESTOR INQUIRIES: 21 Robin Sidders Head of Corporate Relations robin.sidders@iginsure.com Ahmad Jabsheh AVP, Corporate Relations ahmad.jabsheh@iginsure.com